UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             AMERICAN SKIING COMPANY
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    029654308
                                    ---------
                                 (CUSIP Number)


                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                DECEMBER 8, 2000
                                ----------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       This document consists of 11 pages.

CUSIP NO. 029654308
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MERISTAR HOTELS & RESORTS, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)

         (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF SHARES         7      SOLE VOTING POWER
          BENEFICIALLY OWNED                          - 0-
          BY EACH REPORTING
             PERSON WITH:
--------------------------------------------------------------------------------
                                    8      SHARED VOTING POWER
                                                      49,452,210 (1) (2)
--------------------------------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                                     - 0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,452,210 (1) (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         75.8% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------------------
(1) No shares of common stock, par value $0.01 per share, of American Skiing Company have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and recapitalization agreement (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of American Skiing Company. Any such beneficial ownership is expressly disclaimed by the reporting person.

(2) Reflects share ownership as of December 10, 2000 by the persons listed in Item 5(b) of this Statement. Because the Series B preferred stock (as defined in this statement) of American Skiing Company receive quarterly dividends in the form of additional shares, the number of shares beneficially owned will change as dividend payments are made. See Item 5(a) for more information regarding the method of calculation of number of shares beneficially owned.

INTRODUCTION

         No shares of common stock, par value $0.01 per share (the "Common Stock"), of American Skiing Company, a Delaware corporation (the "Issuer"), have been purchased, directly or indirectly, by the reporting person. MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MeriStar"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the ASC Voting/Recapitalization Agreement (as defined below).

         The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated December 8, 2000 by and among the Issuer, ASC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer ("ASC Merger Sub"), and MeriStar, providing, among other things, for the merger (the "Merger") of ASC Merger Sub with and into MeriStar. Upon the Merger (if consummated) MeriStar will become a wholly-owned subsidiary of the Issuer. In the Merger, among other things, each outstanding share of MeriStar common stock, together with the associated right to purchase shares of MeriStar's Series A junior participating preferred stock, will be converted into the right to receive 1.88 shares of Common Stock. In addition, a new Board of Directors of the Issuer will be elected, and the Certificate of Incorporation and Bylaws of the Issuer will be amended and restated.

         As provided in the Voting and Recapitalization Agreement (the "ASC Voting/Recap Agreement"), dated December 8, 2000, among the Issuer, MeriStar, Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OCMP"), Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OSF"), Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OSF2"), OHCP Ski, L.P., a Delaware limited partnership ("OSLP"), Madeleine LLC, a New York limited liability company ("Madeleine"), Leslie B. Otten ("Otten") and the Albert Otten Trust f/b/o Mildred Otten, a trust organized under the laws of New Jersey (the "Trust"), immediately prior to the Merger (and as a condition to its consummation), the Issuer will undergo a recapitalization (the "Recapitalization") whereby:

o Otten, the Issuer's Chairman and Chief Executive Officer and the holder of all 14,760,530 shares of the Issuer's Class A common stock, par value $0.01 per share ("Class A Common Stock"), will convert each share of his Class A Common Stock into one share of Common Stock;

o Madeleine, which is the beneficial owner of all of the Issuer's 10.5% repriced convertible exchangeable preferred stock ("Series A Preferred Stock") will convert its shares of Series A Preferred Stock into (a) a number of shares of a new series of the Issuer's 14% preferred stock equal to the aggregate liquidation preference for all the shares of Series A Preferred Stock plus accrued and unpaid dividends on the Series A Preferred Stock determined as of the closing date of the Merger and (b) a number of shares of Common Stock equal to 20.7% of the liquidation preference of the new 14% preferred stock divided by $2.22;

o OCP, OCMP, OSF, OSF2 and OSLP will convert their shares of Series B Preferred Stock into a total of 74,934,159 shares of Common Stock;

o An aggregate principal amount of $13.0 million of loans from OCP to American Skiing Company Resort Properties, Inc., a Maine corporation and wholly owned subsidiary of the Issuer ("ASCRP"), together with interest on that loan accrued through October 31, 2000, will be repaid in the form of Common Stock at the rate of $2.22 per share, resulting in the issuance of approximately 5,850,968 shares of Common Stock; and

o A warrant to purchase 6,000,000 shares of Common Stock at an exercise price of $2.50 per share (the "Warrant"), which was to be issued to OCP under a securities purchase agreement among OCP, the Issuer and ASCRP, dated as of July 31, 2000, as amended (the "Securities Purchase Agreement"), will be issued.

Each of OCP, OCMP, OSF, OSF2, OSLP, Otten and Madeleine is referred to herein as a "Principal Issuer Stockholder."

         The consummation of the Merger by MeriStar is subject to, among other things, the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement by (i) the holders of a majority of the outstanding shares of MeriStar's outstanding common stock and
(ii) the majority of the votes cast by holders of MeriStar's common stock other than those cast by the signatories to the Voting Agreement, dated December 8, 2000, among OCP, OCMP, F.W. Hospitality, L.P., Arbor REIT, L.P., MHX Investors, L.P. (all of which are Delaware limited partnerships), the Issuer and MeriStar. Additional conditions precedent to MeriStar's obligation to complete the Merger are described fully in the Merger Agreement.

         The consummation of the Merger by the Issuer is subject to, among other things:

o The approval of the Merger Agreement, the Merger, the Recapitalization, the other transactions contemplated by the Merger Agreement and the amendment and restatement of the Issuer's certificate of incorporation and bylaws as provided in the Merger Agreement (collectively, the "Issuer Merger Proposals") by the holders of a majority of the outstanding shares of Common Stock on an as-converted basis; and

o The approval of the Recapitalization and the proposal to amend and restate the certificate of incorporation and bylaws of the Issuer by the affirmative vote of the holders of a majority of the Series A Preferred Stock, voting as a single class, and holders of a majority of the Series B Preferred Stock, voting as a single class.

Additional conditions precedent to the Issuer's obligation to complete the Merger are described fully in the Merger Agreement.

         In the ASC Voting/Recap Agreement, the Principal Issuer Stockholders have agreed to vote all of the shares of the Issuer's capital stock beneficially owned by them or subsequently acquired by them in favor of the proposals necessary to approve the Merger and the Merger Agreement. Pursuant to a Voting Agreement (the "MeriStar Voting Agreement"), dated as of December 8, 2000, among the Issuer, MeriStar and the principal stockholders of MeriStar, the principal stockholders of MeriStar have agreed to vote their shares of MeriStar common stock in favor of the Merger and the Merger Agreement. Both agreements contain restrictions on the ability of the stockholders to transfer their stock.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (defined above as the "Common Stock"), of American Skiing Company, a Delaware corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at Sunday River Access Road, Bethel, Maine 04217.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f). This Statement is filed by MeriStar Hotels & Resorts, Inc., a Delaware corporation (defined above as "MeriStar"). The principal business of MeriStar is management of hotel, corporate long-term stay, golf and resort properties. The address of the principal executive offices and business of MeriStar is 1010 Wisconsin Avenue NW, Washington, D.C. 20007.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of MeriStar are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (d) During the last five years, neither MeriStar nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither MeriStar nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, no shares of the Issuer's Common Stock have been purchased, directly or indirectly, by MeriStar. Rather, as an inducement and a condition to its entering into the Merger Agreement, MeriStar, the Issuer and Principal Issuer Stockholders have entered into the ASC Voting/Recap Agreement, pursuant to which the Principal Issuer Stockholders have agreed to vote their shares of Common Stock (on an as-converted basis) in favor of the Issuer Merger Proposals (as more fully described in the Introduction of this Statement, which is incorporated herein by reference).

ITEM 4.  PURPOSE OF TRANSACTION.

         No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by MeriStar. MeriStar could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Principal Issuer Stockholders have entered into the ASC Voting/Recap Agreement (as described in the Introduction of this Statement, which is incorporated herein by reference) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, MeriStar disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

         Each of Paragraphs (a) through (j) of Item 4 may be applicable upon the consummation of the transactions contemplated by the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Principal Issuer Stockholders currently beneficially own all of the outstanding shares of Class A Common Stock (a total of 14,760,530 shares), Series A Preferred Stock (a total of 36,626 shares with a liquidation value of $1,000 per share) and Series B Preferred Stock (a total of 150,000 shares of stock as of October 31, 2000 with a liquidation value of $1,110.86 per share). As of the date hereof, the shares of Class A Common Stock are convertible on a share-for-share basis into a total of 14,760,530 shares of Common Stock. As of the date hereof, the $36.6 million in aggregate liquidation value of the shares of Series A Preferred Stock is convertible at a conversion price of $17.10 per share into a total of 2,141,871 shares of Common Stock, and the $166.6 million in aggregate liquidation value of the shares of Series B Preferred Stock is convertible at a conversion price of $5.25 per share into a total of 31,686,476 shares of Common Stock. The Principal Issuer Stockholders also beneficially own an additional 863,333 shares of Common Stock. As of the date hereof, a total of 49,452,210 shares of Common Stock (on an as-converted basis) are subject to the ASC Voting/Recap Agreement.

         Until January 1, 2001, the shares of Series B Preferred Stock receive quarterly dividends of 8.5% per annum on the liquidation preference of those shares on each of October 31, January 31, April 30 and July 31 of each year. After January 1, 2001, the dividend rate rises to 9.5% per annum. The dividends may be paid, at the option of the Issuer, in the form of additional shares of Series B Preferred Stock. The number of shares of Series B Preferred Stock subject to the ASC Voting/Recap Agreement will increase if dividends are paid in kind.

         Therefore, as of the date hereof, MeriStar may be deemed to beneficially own 49,452,210 shares of Common Stock as a result of entering into the ASC Voting/Recap Agreement. Based on (i) calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and (ii) there being 15,708,633 shares of Common Stock outstanding as of October 31, 2000 (as represented to MeriStar by the Issuer in the Merger Agreement), the shares subject to the ASC Voting/Recap Agreement represent approximately 75.8% of the 65,160,843 shares of Common Stock outstanding on an as-converted basis as of October 31, 2000. Except as set forth on Schedule 1 and to the knowledge of MeriStar, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, MeriStar disclaims beneficial ownership of any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. MeriStar disclaims membership in any group with respect to the Common Stock by virtue of MeriStar' execution of the ASC Voting/Recap Agreement or otherwise.

         (b) As a result of entering into the ASC Voting/Recap Agreement, MeriStar may be deemed to have shared power to vote or to direct the vote of the shares of Common Stock herein reported as beneficially owned by it.

         MeriStar shares the power to vote the shares of Common Stock herein reported as beneficially owned by MeriStar with the Principal Issuer Stockholders, OHCP GenPar, L.P., a Delaware limited partnership ("OCP GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OCP MGP"), Oak Hill Securities MGP, Inc., a Delaware corporation ("OS MGP"), Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OS GenPar2"), and Oak Hill Securities MGP II, Inc., a Delaware corporation ("OS MGP2"). The following paragraphs provide the applicable information required by Item 2 with respect to each of the Principal Issuer

Stockholders, OCP GenPar, OS MGP, OS GenPar2 and OS MGP2, which information is based on (i) information disclosed by the Issuer and the Principal Issuer Stockholders in their respective public filings with the Securities and Exchange Commission and (ii) on information provided by the Principal Issuer Stockholders to MeriStar:

         OCP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OCP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102. OCP serves as the general partner of OSLP.

         OCMP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OCMP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102. OCMP is a limited partner of OSLP.

         OCP GenPar is a Delaware limited partnership, the principal business of which is acting as general partner of OCP and OCMP. The principal business address of OCP GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OCP MGP is a Delaware limited liability company, the principal business of which is acting as general partner of OCP GenPar. The principal business address of OCP MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OSF is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OSF, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. OSF is a limited partner of OSLP.

         OS GenPar is a Delaware limited partnership, the principal business of which is acting as general partner to OSF. The principal business address of OS GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OS MGP is a Delaware corporation, the principal business of which is acting as general partner to OS GenPar. The principal business address of OS MGP, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022.

         OSF2 is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OSF2, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OS GenPar2 is a Delaware limited partnership, the principal business of which is acting as general partner to OSF2. The principal business address of OS GenPar2, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OS MGP2 is a Delaware corporation, the principal business of which is acting as general partner to OS GenPar2. The principal business address of OS MGP2, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022.

         OSLP is a Delaware limited partnership, the principal business of which is investing in public and private equity securities. The principal business address of OSLP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         Leslie B. Otten is a citizen of the United States whose principal business address is c/o American Skiing Company, Sunday River Access Road, Bethel, Maine 04217. Mr. Otten serves as Chairman and Chief Executive Officer of the Issuer.

         Madeleine is a New York limited liability company, the principal business of which is investing in public and private equity securities and managing private investment funds. The principal business address of Madeleine, which also serves as its principal office, is 450 Park Avenue, 28th Floor, New York, New York 10022.

         To the knowledge of MeriStar, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         To the knowledge of MeriStar, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Neither MeriStar nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

         (d) To the knowledge of MeriStar, only the persons and entities listed in response to Item 5(b) of this Statement have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by MeriStar.

         (e)      Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of December 8, 2000, among the Issuer, MeriStar and ASC MergerSub (incorporated by reference to Exhibit 2.1 to MeriStar's current report on Form 8-K filed on December 12, 2000).

Exhibit 2 Voting and Recapitalization Agreement, dated as of December 8, 2000, among MeriStar, the Issuer and the Principal Issuer Stockholders (incorporated by reference to Exhibit 2.2 to MeriStar's current report on Form 8-K filed on December 12,
                  2000).

Exhibit 3 Voting Agreement, dated December 8, 2000, among MeriStar, the Issuer, OCP, OCMP, F.W. Hospitality, L.P., Arbor REIT, L.P., MHX Investors, L.P. (incorporated by reference to Exhibit 9.1 to MeriStar's current report on Form 8-K filed on December 12,
                  2000).





                                    SIGNATURE


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 18, 2000


                                        MERISTAR HOTELS & RESORTS, INC.


                                        By:  /s/  Christopher L. Bennett
                                             ----------------------------------
                                             Christopher L. Bennett
                                             Vice President, Legal and Secretary

                                   SCHEDULE 1

               INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE
            OFFICERS AND DIRECTORS OF MERISTAR HOTELS & RESORTS, INC.

         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of MeriStar. The business address of each director and executive officer of MeriStar is 1010 Wisconsin Avenue NW, Washington, D.C. 20007. Each of the directors and executive officers of MeriStar is a citizen of the United States.

------------------------------------- ----------------------------------- -----------------------------------
    NAME OF OFFICER OR DIRECTOR          PRESENT PRINCIPAL OCCUPATION      COMMON STOCK BENEFICIALLY OWNED
------------------------------------- ----------------------------------- -----------------------------------
Daniel L. Doctoroff                   Managing Partner at Oak Hill        None
(Director)                            Capital Management, Inc., the
                                      management company for a number
                                      of private investment funds.
------------------------------------- ----------------------------------- -----------------------------------
Kent R. Hance                         Partner at Hance, Scarborough and   None
(Director)                            Wright, L.L.P., a law firm.
------------------------------------- ----------------------------------- -----------------------------------
Steven D. Jorns                       Vice Chairman of MeriStar and       None
(Director)                            MeriStar Hospitality Corporation,
                                      a real estate investment trust
                                      specializing in hotel properties
                                      and Director of MeriStar
------------------------------------- ----------------------------------- -----------------------------------
S. Kirk Kinsell                       President and CEO of MiCELL         None
(Director)                            Technologies, Inc. a developer
                                      and manufacturer of
                                      environmentally-friendly cleaning
                                      products
------------------------------------- ----------------------------------- -----------------------------------
David E. McCaslin                     President of MeriStar               None
(Director)
------------------------------------- ----------------------------------- -----------------------------------
James B. McCurry                      Partner at Bain & Company, an       None
(Director)                            international management
                                      consulting firm specializing in
                                      corporate strategy
------------------------------------- ----------------------------------- -----------------------------------
Paul W. Whetsell                      Chief Executive Officer and         5,000 shares (in the form of options
(Chairman)                            Chairman of the Board of MeriStar   to purchase Common Stock)
                                      and MeriStar Hospitality
                                      Corporation
------------------------------------- ----------------------------------- -----------------------------------
James R. Worms                        Managing Director at William E.     None
(Director)                            Simon & Sons L.L.C., a private
                                      investment firm and merchant bank
------------------------------------- ----------------------------------- -----------------------------------
James A. Calder                       Chief Financial Officer of          None
                                      MeriStar
------------------------------------- ----------------------------------- -----------------------------------
John E. Plunket                       Executive Vice President, Finance   None
                                      and Development
------------------------------------- ----------------------------------- -----------------------------------
John Emery                            Chief Operating Officer of
                                      MeriStar Hospitality and Chief
                                      Investment Officer of MeriStar
------------------------------------- ----------------------------------- -----------------------------------

                                  EXHIBIT INDEX


   EXHIBIT
     NO.          DESCRIPTION
     ---          -----------

         1 Agreement and Plan of Merger, dated as of December 8, 2000, among the Issuer, MeriStar and ASC MergerSub (incorporated by reference to Exhibit 2.1 to MeriStar's current report on Form 8-K filed on December 12, 2000).

         2 Voting and Recapitalization Agreement, dated as of December 8, 2000, among MeriStar, the Issuer and the Principal Issuer Stockholders (incorporated by reference to Exhibit 2.2 to MeriStar's current report on Form 8-K filed on December 12,
                  2000).

         3 Voting Agreement, dated December 8, 2000, among MeriStar, the Issuer, OCP, OCMP, F.W. Hospitality, L.P., Arbor REIT, L.P., MHX Investors, L.P. (incorporated by reference to Exhibit 9.1 to MeriStar's current report on Form 8-K filed on December 12,
                  2000).